Gerard Mogan Assistant Vice President

September 14, 2012

Ms. Stephanie Brown

Marsh FINPRO

3560 Lenox road

Suite 2400

Atlanta, GA 30326

Re: ING	Family of Funds

Unified Board Funds

Investment Company Bond

Term: October 1, 2012-October 1, 2013

Policy No.: 314-79-82

Dear Stephanie:

We are pleased to provide our Renewal Binder for the above captioned account. This Binder is conditioned on receiving the following information within 30 days of binding coverage:

No further subjectivities

Carrier:	Great American Insurance Company

AM Best’s Rating:	A	S&P Rating:	A+

Insured:	ING Family of Funds

Address:	7337 E. Doubletree Ranch Road., Suite 100 Scottsdale, AZ 85258

Term:	October 1, 2012-2013

Form:	Investment Company Policy

COVERAGE:

$25,000,000 Single Loss Limit – Each and Every Loss Basis

Insuring Agreement	Single Loss Limit	Deductible
Basic Agreements (A) Fidelity, incl. Trading	$25,000,000	NIL
(B) On Premises,
(C) Transit, & (F) Counterfeit Currency	$25,000,000	$25,000
(D) Forgery of Alteration	$25,000,000	$25,000
(E) Securities	$25,000,000	$25,000
Computer Systems	$25,000,000	$25,000
Voice Initiated Transfer Fraud	$25,000,000	$25,000
Telefacsimile Transfer Fraud	$25,000,000	$25,000
Audit Expense	$250,000	$5,000
Unauthorized Signatures	$250,000	$5,000
Uncollectible Items of Deposit	$250,000	$5,000
Stop Payment Legal Liability	$250,000	$5,000

Annual Premium - $60,919

Additional Coverages: As expiring to include:

Listing of Insureds

90-Day Cancellation, except for non-payment of premium.

Automatic Coverage for Newly created Funds

Claim Reporting Threshold of 50% of Deductible

Computer Systems Fraud rider – All systems utilized by the Named Insureds

Voice Initiated Transfer Fraud – contained in the Computer Systems Fraud Rider – Par. 4

Telefacsimile Transfer Fraud – in Form

Extended Computer Coverages

Worldwide Counterfeit Currency

Amend the Definition of Employee to include ex-employees up to 60 days after termination, except if for reasons of Fraud or Dishonesty

Notice of Cancellation sent to - State of Arkansas, SEC, Midwest Stock Exchange

Amended Discovery – replace “by the Insured” to “by Risk Management Department, Office of the

General Counsel, or Senior Vice President or above of the Insured”

Amended Fidelity Language to provide ‘or” wording, except for Loans or Trading.

Amended Fidelity Language to provide Malicious Destruction of Data

Commission Payable:    16.5%

Stephanie, please review and call me should you have any questions. Thank you for the order.

Sincerely,

Gerard Mogan

Assistant Vice President

Great American Insurance Company

65 Broadway, 11th Floor

New York, NY 10006

Phone: 212-513-4013

FAX: 212-513-4015

Efax: 513-768-5187